Preferred Stock Offering FAQ

Thank you for your interest in becoming a Winery Owner through our new Preferred Stock Offering (NASDAQ: WVVIP). We hope this page of commonly asked questions serves as a helpful resource to you. If you have any questions, please call the winery at (503) 588-9463 or email stock.offering@wvv.com.

1. **Q: Will I receive complimentary wine tasting at all tasting rooms owned by Willamette Valley Vineyards, including Willamette Wineworks in Folsom, CA and Maison Bleue in Walla Walla, WA?**

   A: Yes! Our Preferred Stock Winery Owners receive complimentary tastings at any of our current and future locations.

2. **Q: I live on the East Coast far from the winery. How do I obtain the benefits of Ownership?**

   A: Owners are often offered complimentary shipping depending upon reaching a threshold of a wine purchase, like $150 or more, as well as 25% off their purchases. When using the Wine Credit in lieu of the Dividend, the savings are even greater. We also have Brand Ambassadors throughout the country who host local wine tastings and wine dinners that Owners are invited to join. Owners often make trips to Oregon where they can use their Wine Credit to stay in a Winery Suite and bring relatives and friends to the winery, extending the Owner discount to their purchases as well, when present with the Owner.

3. **Q: Can I switch from choosing a Wine Credit to receiving a Dividend check at a future time?**

   A: Yes.

4. **Q: Will I gain access to the Club Room at the Estate as an Owner?**

   A: Yes, you and your guests are welcome to reserve a table in the Club Room at the Estate Tasting Room as an Owner.

5. **Q: When can I start using my 25% Owner discount?**

   A: You will have access to your Owner discount as soon as your subscription agreement is accepted, generally within 5-8 business days of being processed.

6. **Q: When will I receive my Winery Owner business cards?**

   A: Winery Owners must request business cards by calling the winery at (503) 588-9463 or emailing info@wvv.com. The cards will be sent to you approximately 30 days after your request as long as your subscription agreement has been accepted and processed. The initial set of 50 cards is complimentary. Additional sets of 50 cards may be purchased for $45.

7. **Q: What is the difference between Preferred Stock (NASDAQ WVVIP) and Common Stock (NASDAQ: WVVI)?**

   A: Preferred Owners receive an annual dividend of 22 cents per share paid at the end of the year. They may, in lieu of a dividend check, select a wine credit which is their Dividend amount plus 15% value to purchase wine and other things from the winery. They also receive a 25% discount. They do not vote a proxy annually as Common Stock owners do, but Preferred investors have preference over Common to the equity of the Company. Preferred Stock was first sold in 2015. Those who have invested or invest in this offering are considered Founders in Elton, Pambrun, Maison Bleue, Bernau Estate and Willamette Wineworks in Folsom.

   Common Owners have voting rights and receive a 25% discount, but do not receive an annual Dividend or Wine Credit. Common shares were first offered from 1989 to 1993. Many of our Common Owners are Founding Owners who helped Founder Jim Bernau in the early days of the winery, not only with their investments, but by working in the tasting room, vineyard and winery. Others have purchased more recently on the NASDAQ stock market through online brokerages or using their personal stockbroker.

8. **Q: Can I purchase stock with another person?**

   A: Yes. There are a few options to choose from on the subscription agreement form. If you have any questions, we recommend talking with your financial advisor about your options.

9. **Q: When will I receive my stock certificate?**

   A: Stock certificates will be issued by our transfer service agent, OTR, Inc., on the first day of the new quarter. For example, if shares are purchased in the second quarter of the year will be issued October 1st, 2020. Those shares purchased between October 1st and December 31st, 2020 will be issued January 1st, 2021. This paper certificate can be given to your stockbroker or bank to add to your stock portfolio or keep with your other valuable papers like in a safety deposit box.

10. **Q: If I want to sell my stock in the future, do I sell it back to Willamette Valley Vineyards?**

    A: No. Our WVVIP stock is traded on the NASDAQ and can be sold through an online brokerage or personal broker at the current trading price.

11. **Q: I am currently a Common Stock Owner, can I convert my Common Stock to Preferred?**

    A: No, they are two different forms of stock and must be purchased separately.

12. **Q: Can more than one person per household purchase the maximum?**

    A: Yes, the maximum is set per person and not per household.

13. **Q: When will the Dividend be paid?**

    A: The Board of Directors approves the payment of the Dividend annually. Dividends are issued at end of the year and mailed to stockholders after the 1st of the year. If a new Owner purchased shares in Q2 or Q3, their Dividends are pro-rated for the first year. If you select a Wine Credit with 15% more value, you'll have access to the Wine Credit early in the fall each year.

14. **Q: I want my shares held in book form in my IRA or brokerage account. How do I transfer my paper certificate?**

    A: Please contact your broker or financial advisor (who handles your IRA account) and they can assist you.

15. **Q: How does a Wine Credit work?**

    A: Owners are offered a Wine Credit as a replacement to their dividend they'd receive at the end of the year. We add 15% more value to the dividend by selecting a Wine Credit, plus you may use your Owner discount of 25% on wine purchases, so that is a lot of savings! Credits do not expire.

16. **Q: What can the Wine Credit be used to purchase?**

    A: Anything from Willamette Valley Vineyards! Think of it like a digital gift card that stays on your account until you're ready to use it. Use it to purchase wine, food pairings, merchandise, room rentals, winery suites, admission to events, etc. You can also use it to purchase anything online on our website.

17. **Q: The Prospectus states this Series A Preferred Stock is redeemable by the Company at $4.15 plus a redemption premium of 3%. What keeps the company from issuing shares at $4.85 and then buying them back at $4.15? Why is the "issue price" fixed at $4.15?**

    A: The $4.15 price is the original price of the WVVIP when this Series A was first filed with the SEC authorizing a total of 10 million shares of Preferred. This Series A is the first Preferred Stock the company has issued. This 2020 offering is simply a "take down" of the Shelf Offering of this Series A.

    One provision the securities lawyers insisted upon including in the original Series A filing in 2015 was a buy-back provision in case of some unanticipated, extraordinary event. This buy-back is based upon the initial price of the shares, which is $4.15. For example, if the initial Preferred Offering at the $4.15 had only raised $400,000, the Company could have redeemed this total amount, paying a 3% premium to those investors, to avoid the ongoing costs of legal and registration fees. These additional annual legal and administrative costs would have made such a small amount of Preferred Stock an ongoing burden. Remember, at that time, no company had sold Preferred Stock as WVV had done and there was no guarantee it would be registered by states other than Oregon and Washington, sell out and get listed on the NASDAQ.

    In order for the Company to exercise this provision to redeem, it would have to repurchase ALL the Series A shares at once at $4.15 plus a 3% premium. Now, this would require the company to pay back more than $20 million in cash, plus the $9.3 million cash raised in this offering (and still have cash to run the company). There is no possibility this will happen. Why would the company repurchase the Preferred Stock when we are raising money by selling Preferred Stock to fund expansion? Where would we come up with that amount of money at once and at what cost? Why would we incur the wrath of more than 16,000 wine enthusiast investors in doing so when our sales model depends upon their support of the winery? (Preferred stockholder direct purchases of wine and winery services were $2 million last year, covering the cost of the Preferred dividend and administration, making this a self-funded form of capitalizing the company).

    One way to solve the redemption price issue is to start a new Series B with a new registration filing. This would mean we would have to pay more than $100,000 in new legal fees and file for a new Series listing WVVIPB with the NASDAQ and pay those additional annual listing fees. We would also have to go back and earn a nationwide registration for the Series B as we did with the Series A. That's a lot of work, reducing the total trading pool of the Series A, potentially lessening those investors trading price growth as well as those of the Series B — all to solve a redemption price issue that will never be exercised.

18. **Q: Why are you focusing on sparkling wine at Bernau Estate and why are you building it near Dundee?**

    A: Bernau Estate will produce small-lot premium sparkling wines sold predominantly through our direct to consumer channels (tasting room, phone, online). The location off Highway 99W in Dundee is the highest trafficked location for wine enthusiast tourists who visit Oregon and will unlock significant direct selling potential and allow us to connect with many more consumers. Our current location just south of Salem is the most visited tasting room in Oregon, but it is not in the epicenter of Oregon Wine Country, so this brand flag and direct selling location hits our strategic goals.

    We will be featuring our sparkling wines at Bernau Estate, and have the production on-site, but will also be featuring our other estate wines, creating more visibility to our WVV brand so when tourists return home they continue to support the brand through direct and wholesale purchases. The tasting room and wine club expect to generate revenues on par with our Salem Hills estate location, plus an estimated increase in sales of our brand to wholesalers.